05038435

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

911 Fifth Avenue, Suite 101
(No. and Street)

Kirkland (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Prewitt 425 576-9170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farrell & Co., P.S.
(Name – *if individual, state last, first, middle name*)

17 Central Way (Address) Kirkland (City) WA (State) 98033 (Zip Code)

RECEIVED MAR 01 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Jeude, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAMILLE J. VSETECKA
NOTARY PUBLIC
COMMISSION EXPIRES 08-20-08
STATE OF WASHINGTON

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL & CO., P.S.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Univest, Inc.
Kirkland, Washington

We have audited the accompanying statement of financial condition of Univest, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farrell & Co., P.S.
Kirkland, Washington
February 25, 2005

17 Central Way, Kirkland, Washington 98033
(425) 822-4626 Office (425) 827-2617 FAX

UNIVEST, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:

Cash and cash equivalents	$ 68,127
Certificates of deposit	15,302
Commissions receivable, no allowance for doubtful accounts considered necessary	56,073
Accrued interest receivable	270
Deposit	2,000
Automobile and equipment, net of accumulated depreciation of $6,884	44,049
TOTAL ASSETS	$185,821

LIABILITIES AND STOCKHOLDER'S EQUITY:

Accounts payable and accrued expenses	$ 7,059
Accrued payroll taxes payable	38,378
	45,437
Stockholder's Equity:	
Common stock, authorized 50,000 shares, issued and outstanding 1,000 shares	10,000
Additional paid in capital	13,100
Retained earnings	117,284
Total stockholder's equity	140,384
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$185,821

See notes to financial statements.

UNIVEST, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$350,744
Interest	269
Total Revenues	351,013
EXPENSES:	
Commissions	13,858
Payroll	160,766
General and administrative	177,583
Total Expenses	352,207
NET LOSS	$ (1,194)

See notes to financial statements.

UNIVEST, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

COMMON STOCK:	
Balance, beginning of year	$10,000
Shares issued	-
Balance, end of year	$10,000
ADDITIONAL PAID IN CAPITAL:	
Balance, beginning of year	$13,100
Stockholder investment	-
Balance, end of year	$13,100
RETAINED EARNINGS (DEFICIT):	
Balance, beginning of year	$ 18,483
Shareholder contributions, net	99,995
Net loss	(1,194)
Balance, end of year	$117,284

See notes to financial statements.

UNIVEST, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:	
Net Loss	$ (1,194)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,204
Cash used by change in operating activity:	
Commissions receivable	3,383
Accrued interest receivable	32
Accounts payable and accrued expenses	37,137
Commissions payable	(36,835)
Cash provided by operating activities	7,727
INVESTING ACTIVITIES:	
Purchase of automobile	(45,311)
Investment in certificates of deposit	(15,302)
Sale of certificate of deposits	15,000
Cash used by investing activities	(45,613)
FINANCING ACTIVITY:	
Contributions from shareholder	99,995
NET DECREASE IN CASH AND CASH EQUIVALENTS	62,109
CASH AND CASH EQUIVALENTS:	
Beginning of year	6,018
End of year	$68,127

See notes to financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Univest, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Washington Corporation.

Management estimates and assumptions: Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.

Cash and cash equivalents: The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Automobile and equipment: The automobile and equipment are stated at cost and depreciated over the estimated useful lives of the assets of five years, using the straight-line method.

Security transactions: The Company had no security transactions during the year ended December 31, 2004 nor did the Company transact or hold funds or securities for, or owe money or securities to customers.

Federal income taxes: The Company is an S corporation; accordingly, the shareholder is responsible for the payment of taxes on the Company's taxable income.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also required by NASD to maintain a minimum net capital of $5,000. At December 31, 2004 the Company had net capital of $37,992, which was $32,992 in excess of its required net capital of $5,000. The Company's net capital ratio was in excess of 15 to 1.

Univest, Inc.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2004

	As filed in Part II Focus Report (unaudited)	Difference	Amount based on audit report
Net capital:			
Total stockholder's equity	$140,384		$140,384
Less nonallowable assets			
Interest receivable	572	(302)	270
Commissions receivable, net	56,073		56,073
Deposit	2,000		2,000
Equipment, net	44,049	-	44,049
Net capital	$37,690	$ 302	$37,992
Total aggregate indebtedness	$45,437	$ -	$45,437
Minimum net capital required*	$3,029	$ -	$3,029
Net capital requirement	$5,000	$ -	$5,000
Excess net capital	$32,690	$ 302	$32,992

- Minimum per Rule 15c3-1

Note- Difference is due to including a portion of allowable assets as non-allowable on the focus report as the allowable assets (certificates of deposits) were $302 more in the audited financial statements.

Schedule II

Univest, Inc.
Other Required Schedules
As of December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(1) of the Rule because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

Board of Directors
Univest, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Univest, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17 Central Way, Kirkland, Washington 98033
(425) 822-4626 Office (425) 827-2617 FAX

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farrell & Co., P.S.

Farrell & Co., P.S.
Kirkland, Washington
February 25, 2005